FIRST TRUST EXCHANGE-TRADED FUND
                       FIRST TRUST EXCHANGE-TRADED FUND II
                    FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND


                                  May 17, 2010



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re:         First Trust Exchange-Traded Fund
                    First Trust Exchange-Traded Fund II
                 First Trust Exchange-Traded AlphaDEX Fund

Ladies/Gentlemen:

         On March 30, 2010, we received oral comments from Ms. Christina L. DiAngelo of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commissions's review of the Funds calendar year 2009 filings. In connection with the Commission's comments, we hereby provide the following responses:

         1. The Commission commented that there is a Form N-1A requirement to compare a fund's performance vs. a benchmark and, if the benchmark is changed, there needs to be disclosure of the old benchmark, the new benchmark and the reason for the change. The Commission referenced the First Trust Consumer Discretionary AlphaDEX Fund's performance review from 7/31/08 vs. 7/31/09 as an example of a benchmark change with no explanation. Although there is no explanation in the performance review disclosure, there is a footnote referenced on the old benchmark in the performance table that discusses the reason for the benchmark change. We included this footnote to meet the Form N-1A requirement. In addition, we cannot, as Form N-1A requires, disclose the performance of the old benchmark index because as the footnote indicates, the old benchmark index is no longer being calculated. We believe that our footnote disclosure meets the requirements of Form N-1A. If going forward this disclosure needs to be in the performance review disclosure instead of in a footnote, we can disclose it in that manner.

         2. The Commission asked if we had a procedure that would require an explanation for a significant variance in the performance of an ETF vs. its relevant underlying index. The Commission also stated that they did not note any instances of this, but would expect an explanation of significant variances going forward to the extent they exist. We do not have a procedure that requires an explanation, but to the extent a significant variance existed it would be explained in the performance review section of the annual or semi-annual report.


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         3. The Commission noted a number of ETFs had return of capital distributions in 2008 and 2009 and want to know what our procedures are with respect to Section 19 of the Investment Company Act of 1940, as amended. For
Section 19 purposes we determine the character of distributions based on a Generally Accepted Accounting Principles ("GAAP") basis at the time the distribution is declared. Per Section 19, in 2008 we only completed a Section 19 notice if it was determined that a portion of a distribution was considered something other than net investment income (i.e. short-term gain, long-term gain or return of capital) on a GAAP basis. In 2009, we changed our process and now complete Section 19 notices for all distributions, even if all of the distribution is considered to be from net investment income on a GAAP basis. The 2008 and 2009 ETF return of capital distributions were due to one or more of the following:

                a. Tax basis adjustments that would not have been included in the GAAP basis Section 19 calculation.

                b. Income from declaration date to payable date was less than estimated. Estimates are made in order to avoid or limit excise tax.

                c. Income was available at the time that distributions were made, but expenses exceeded income for the remainder of the fiscal year.

         4. The Commission referenced that certain expenses within the First Trust Exchange-Traded Fund's 12/31/09 annual report were negative and asked for an explanation. Additionally, they provided two examples where certain ETF's liabilities on the statement of assets and liabilities were greater than the corresponding expense on the statement of operations. Both the negative expenses and the liabilities being greater than their corresponding expenses are due to prior year expenses being over accrued and adjusted in the current year. Certain expenses are allocated to the ETFs based on their assets. As certain ETF's assets increased more rapidly than others, the expense accruals needed to be adjusted to take these changes into account.

         5. The Commission referenced that in the statement of operations for the 7/31/09 annual report of First Trust Multi Cap Value AlphaDEX Fund the other expenses were approximately $22,000, or 21% of total expenses and they questioned if there were any individual expenses within that amount that exceeded 5% of total expenses and would need to be disclosed separately. For this ETF, printing expense was greater than 5% and should have been disclosed separately. Originally, all printing expenses were broken out separately for all sixteen ETFs within the First Trust Exchange-Traded AlphaDEX Fund. Because the liabilities for printing expense on the statement of assets and liabilities were greater than the expenses on the statement of operations, the auditors suggested including the printing expenses within the "other" line item. While in most cases the printing expense was less than 5% of total expenses, it was greater than 5% of total expense for this one fund and was not caught in subsequent reviews. We will take greater care to separately disclose any expenses greater than 5% in the future.

         6. The Commission noted that in the First Trust Exchange-Traded Fund II semi-annual report dated 3/31/09 on page 49 in the section titled, "Board Considerations Regarding Approval of Continuation of Investment Management Agreement", there is a sentence that reads as follows: "For each Fund, the Board noted that expenses borne by the Advisor are proposed to be subject to reimbursement by the Fund for up to three years from the date the fee or expense was incurred, but no reimbursement payment would be made by the Fund if it would result in the Fund exceeding its expense cap, or if the expense cap is no longer in effect, would result in the Fund exceeding an expense ratio equal to its most recent expense cap." The Commission stated that their view of expense recovery agreements is that the Fund would only reimburse the Advisor up to the expense cap that was in place during the year the expenses were waived or reimbursed, not up to the most recent expense cap, if the expense cap had changed. We agree with the Commission's view and will change this wording in future reports.

         7. The Commission asked that in future Form N-CSR filings for Item 4C relating to tax fees that we be more specific as to the nature of the fees. We will provide a more specific description of tax fees in future Form N-CSR filings.

         8. The Commission noted that in the 7/31/09 First Trust Exchange-Traded AlphaDEX Fund Form N-CSR filing, Item 4 states that there were $1,500 of audit fees in 2008 and $400,000 of audit fees in 2009 and asked for an explanation of the difference. The difference is due to when the audit fees were billed. The instructions for Form N-CSR item 4(a) state, "Disclose, under the caption Audit Fees the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years." Our interpretation is that we should report these fees based upon the date they are billed. The 2007 audit fees were billed prior to the 7/31/07 fiscal year end and were included as 2007 fees. In 2008 the audit fees were not billed until after the 7/31/08 fiscal year end, so they were not included as 2008 fees, but instead are included in 2009. Similarly, the 2009 audit fees were not billed until after the 7/31/09 fiscal year end, so they were not included as 2009 fees, but will be included in 2010.

         9. The Commission has asked us for our interpretation of the Form N-1A total return performance disclosures per our ETF exemptive relief order. Item 6(b) of our exemptive relief order says each Fund will include: "the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid-Ask Price, and (ii) the cumulative total return of the relevant Underlying Index." Although the item does not require the average annual total returns of the relevant Underlying Index, we do include those total returns in both the annual reports and in the Form N-1A's.



         In addition, we acknowledge that:

         1. The Fund is responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

         2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and


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         3.       The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions, please do not hesitate to contact the undersigned directly at (630) 765-8770.


                                   Sincerely,

                                   FIRST TRUST EXCHANGE-TRADED FUND
                                   FIRST TRUST EXCHANGE-TRADED FUND II
                                   FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND


                                   By /s/ MARK R. BRADLEY
                                      ---------------------------------
                                      Mark R. Bradley
                                      Chief Financial Officer